Sierra Wireless Reports Third Quarter 2014 Results

Record revenue of $143.3 million; 28% year-over-year growth

Third Quarter 2014 highlights

•	Record revenue of $143.3 million, an increase of 27.6% compared to Q3 2013

•	Non-GAAP earnings from operations of $8.4 million, an increase of 249% compared to $2.4 million in Q3 2013

•	Adjusted EBITDA of $11.8 million, an increase of 101% compared to Q3 2013

•	Non-GAAP EPS of $0.24 compared to $0.11 in Q3 2013

VANCOUVER, BRITISH COLUMBIA - November 5, 2014 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter ending September 30, 2014. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the third quarter of 2014, we leveraged our global leadership position in M2M to drive record revenue and strong profitability,” said Jason Cohenour, President and Chief Executive Officer.  “In the fourth quarter, we expect to deliver continued growth in revenue and profitability.  While executing operationally, we will continue to pursue acquisitions that help accelerate our growth and enhance our strategic position.”

Revenue for the third quarter of 2014 was $143.3 million, an increase of 27.6% compared to $112.3 million in the third quarter of 2013, and an increase of 6.1% compared to $135.0 million in the second quarter of 2014. Revenue from OEM Solutions was $124.3 million in the third quarter of 2014, up 29.7% compared to $95.9 million in the third quarter of 2013. Revenue from Enterprise Solutions was $19.0 million in the third quarter of 2014, up 15.4% compared to $16.4 million in the third quarter of 2013. On a consolidated basis, organic revenue growth, which excludes contribution from the acquired In Motion Technology and AnyData businesses, was 18.8% compared to the third quarter of 2013.

GAAP RESULTS

•	Gross margin was $47.1 million, or 32.8% of revenue, in the third quarter of 2014, compared to $37.3 million, or 33.3% of revenue, in the third quarter of 2013.

•
Operating expenses were $44.1 million and earnings from operations were $2.9 million in the third quarter of 2014, compared to operating expenses of $40.6 million and a loss from operations of $3.3 million in the third quarter of 2013.

•
Net loss from continuing operations was $2.9 million, or $0.09 per diluted share, in the third quarter of 2014, compared to net earnings from continuing operations of $1.1 million, or $0.03 per diluted share, in the third quarter of 2013. The third quarter of 2014 included an $8.0 million foreign exchange loss associated with the translation of certain foreign denominated balances, compared to a $2.6 million gain in the third quarter of 2013.

NON-GAAP RESULTS

•	Gross margin was 32.9% in the third quarter of 2014, compared to 33.4% in the third quarter of 2013.

•
Operating expenses were $38.8 million and earnings from operations were $8.4 million in the third quarter of 2014, compared to operating expenses of $35.1 million and earnings from operations of $2.4 million in the third quarter of 2013.

•
Net earnings from continuing operations were $7.7 million, or $0.24 per diluted share, in the third quarter of 2014, compared to net earnings from continuing operations of $3.5 million, or $0.11 per diluted share, in the third quarter of 2013. The non-GAAP tax rate in the third quarter of 2014 was 12%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") was $11.8 million in the third quarter of 2014, compared to $5.9 million in the third quarter of 2013.

Cash and cash equivalents at the end of the third quarter of 2014 were $196.1 million, representing an increase of $27.7 million compared to the end of the second quarter of 2014. Cash generated from operations during the third quarter was $28.7 million, including a $13.9 million reduction of prepaid inventory advances.
Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, gain on sale of the AirCard business, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
In the fourth quarter of 2014, we expect revenue to grow sequentially and on a year-over-year basis, gross margin percentage to improve compared to the third quarter of 2014 and operating expenses to increase slightly compared to the third quarter of 2014. We expect the non-GAAP tax rate in the fourth quarter of 2014 to be similar to the 12% non-GAAP tax rate in the third quarter of 2014. This results in the following non-GAAP guidance for the fourth quarter of 2014:

Q4 2014 Guidance	Consolidated Non-GAAP

Revenue	$145.0 to $148.0 million
Earnings from operations	$9.0 to $10.0 million
Net earnings	$7.9 to $8.8 million
Earnings per share	$0.25 to $0.28 per share
This non-GAAP guidance for the fourth quarter of 2014 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Wednesday, November 5, 2014, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 89614174

To access the webcast, please follow the link below:
Sierra Wireless Q3 2014 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless/2014q3/
The webcast will remain available at the above link for one year following the call.
To access a full copy of our Q3 2014 earnings release, please follow the link below:
http://www.sierrawireless.com/AboutUs/investorinformation.aspx

Media Contact:	Investor Contact:
Sharlene Myers	David Climie
Manager, Global Public Relations	Senior Director, Investor Relations
+1 (604) 232-1445	+1 (604) 231-1137
smyers@sierrawireless.com	dclimie@sierrawireless.com

David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2014 and our fiscal year 2014, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply constraints;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations will not be adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, or competition from new or established wireless communication companies;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, may be delayed or may not be available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect;

▪	Unanticipated costs associated with litigation or settlements associated with intellectual property matters; and

▪	Higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management's time and attention in connection with acquisitions or divestitures.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry's most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 900 employees globally and has R&D centers in North America, Europe and Asia.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenue	$143,270	$112,262	$399,445	$323,252
Cost of goods sold	96,215	74,916	270,472	216,054
Gross margin	47,055	37,346	128,973	107,198

Expenses
Sales and marketing	12,633	10,452	37,794	31,489
Research and development	19,887	17,806	59,925	54,038
Administration	9,006	9,297	28,019	26,323
Restructuring	71	14	1,058	157
Acquisition and integration	356	139	1,397	166
Impairment	—	—	3,756	—
Amortization	2,159	2,939	7,017	9,142
	44,112	40,647	138,966	121,315
Earnings (loss) from operations	2,943	(3,301)	(9,993)	(14,117)
Foreign exchange gain (loss)	(8,039)	2,563	(8,538)	1,902
Other income (expense)	317	(26)	608	(124)
Loss before income taxes	(4,779)	(764)	(17,923)	(12,339)
Income tax expense (recovery)	(1,875)	(1,839)	(2,771)	1,266
Net earnings (loss) from continuing operations	(2,904)	1,075	(15,152)	(13,605)
Net earnings (loss) from discontinued operations	—	(505)	—	69,510
Net earnings (loss)	$(2,904)	$570	$(15,152)	$55,905
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	383	693	339	425
Comprehensive earnings (loss)	$(2,521)	$1,263	$(14,813)	$56,330

Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.09)	$0.03	$(0.48)	$(0.44)
Discontinued operations	0.00	(0.01)	0.00	2.26
	$(0.09)	$0.02	$(0.48)	$1.82
Weighted average number of shares outstanding (in thousands)
Basic	31,582	30,688	31,429	30,717
Diluted	31,582	31,176	31,429	30,717

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
(unaudited)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$196,086	$177,416
Short-term investments	—	2,470
Accounts receivable, net of allowance for doubtful accounts of $2,402 (December 31, 2013 - $2,279)	109,428	112,490
Inventories	10,766	8,253
Deferred income taxes	3,713	2,391
Prepaids and other	10,183	28,741
	330,176	331,761
Property and equipment	19,993	21,982
Intangible assets	41,456	43,631
Goodwill	105,961	102,718
Deferred income taxes	5,257	7,176
Other assets	4,480	4,732
	$507,323	$512,000

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$124,722	$124,846
Deferred revenue and credits	3,519	2,481
	128,241	127,327
Long-term obligations	25,445	21,550
Deferred income taxes	572	127
	154,258	149,004
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 31,673,081 shares (December 31, 2013 - 31,097,844 shares)	337,148	329,628
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 342,645 shares (December 31, 2013 – 507,147 shares)	(6,236)	(5,137)
Additional paid-in capital	24,457	25,996
Retained earnings	4,215	19,367
Accumulated other comprehensive loss	(6,519)	(6,858)
	353,065	362,996
	$507,323	$512,000

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$(2,904)	$570	$(15,152)	$55,905
Items not requiring (providing) cash
Amortization	6,009	6,873	18,429	21,150
Stock-based compensation	2,395	2,481	6,972	7,170
Gain on sale of AirCard business	—	17	—	(94,078)
Deferred income taxes	(2,373)	(770)	592	17,194
Loss (gain) on disposal of property and equipment	(15)	10	7	(10)
Impairment	—	—	3,756	1,012
Other	4,606	(1,912)	4,950	(1,399)
Taxes paid related to net settlement of equity awards	(225)	(14)	(899)	(342)
Changes in non-cash working capital
Accounts receivable	(4,624)	15,877	(6,833)	28,862
Inventories	(552)	51	(1,711)	12,604
Prepaid expenses and other	14,501	(2,767)	22,948	(11,870)
Accounts payable and accrued liabilities	11,533	(824)	3,471	(15,079)
Deferred revenue and credits	307	(512)	(75)	485
Cash flows provided by operating activities	28,658	19,080	36,455	21,604
Investing activities
Additions to property and equipment	(1,983)	(3,835)	(5,625)	(9,730)
Proceeds from sale of property and equipment	25	—	62	32
Increase in intangible assets	(288)	(555)	(1,373)	(1,669)
Net proceeds from sale of AirCard business	—	(17)	13,800	119,978
Acquisition of In Motion Technology, net of cash acquired	(1,397)	—	(23,853)	—
Net change in short-term investments	—	4,779	2,470	(5,221)
Increase in other assets	(264)	—	(3,554)	—
Cash flows provided by (used in) investing activities	(3,907)	372	(18,073)	103,390
Financing activities
Issuance of common shares	1,392	1,186	4,764	4,947
Repurchase of common shares for cancellation	—	—	—	(5,772)
Purchase of treasury shares for RSU distribution	—	(3,433)	(5,955)	(3,433)
Decrease in other long-term obligations	(46)	(108)	(317)	(827)
Cash flows provided by (used in) financing activities	1,346	(2,355)	(1,508)	(5,085)
Effect of foreign exchange rate changes on cash and cash equivalents	1,571	(450)	1,796	(335)
Cash and cash equivalents, increase in the period	27,668	16,647	18,670	119,574
Cash and cash equivalents, beginning of period	168,418	166,573	177,416	63,646
Cash and cash equivalents, end of period	$196,086	$183,220	$196,086	$183,220

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	2014			2013
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$47,055	$43,321	$38,597	$145,641	$38,443	$37,346	$36,474	$33,378
Stock-based compensation and related social taxes	134	130	160	406	119	117	95	75
Gross margin - Non-GAAP	$47,189	$43,451	$38,757	$146,047	$38,562	$37,463	$36,569	$33,453

Earnings (loss) from operations - GAAP	$2,943	$(6,264)	$(6,672)	$(17,664)	$(3,547)	$(3,301)	$(3,932)	$(6,884)
Stock-based compensation and related social taxes	2,402	2,326	3,304	7,990	2,177	2,145	2,013	1,655
Acquisition and integration	356	71	970	535	369	139	—	27
Restructuring	71	987	—	171	14	14	26	117
Impairment	—	3,756	—	280	—	—	—	280
Acquisition related amortization	2,609	2,784	3,118	13,741	3,580	3,405	3,363	3,393
Earnings (loss) from operations - Non-GAAP	$8,381	$3,660	$720	$5,053	$2,593	$2,402	$1,470	$(1,412)
Amortization (excluding acquisition related amortization)	3,400	3,153	3,365	13,649	3,566	3,468	3,403	3,212
Adjusted EBITDA	$11,781	$6,813	$4,085	$18,702	$6,159	$5,870	$4,873	$1,800

Net earnings (loss) from continuing operations - GAAP	$(2,904)	$(8,243)	$(4,005)	$(15,550)	$(1,945)	$1,075	$(6,742)	$(7,938)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	5,414	9,916	7,389	22,620	6,112	5,760	5,393	5,355
Unrealized foreign exchange loss (gain)	7,953	916	(382)	(3,912)	(1,970)	(2,457)	(1,359)	1,874
Income tax adjustments	(2,781)	1	(2,519)	3,784	925	(895)	3,754	—
Net earnings (loss) from continuing operations - Non-GAAP	$7,682	$2,590	$483	$6,942	$3,122	$3,483	$1,046	$(709)

Net earnings (loss) from discontinued operations - GAAP	$—	$—	$—	$70,588	$1,078	$(505)	$68,152	$1,863
Stock-based compensation and disposition costs	—	—	—	4,014	3	1,402	876	1,733
Gain on sale of AirCard business	—	—	—	(70,182)	(1,056)	(49)	(69,077)	—
Net earnings (loss) from discontinued operations - Non-GAAP	$—	$—	$—	$4,420	$25	$848	$(49)	$3,596

Net earnings (loss) - GAAP	$(2,904)	$(8,243)	$(4,005)	$55,038	$(867)	$570	$61,410	$(6,075)
Net earnings (loss) - Non-GAAP	7,682	2,590	483	11,362	3,147	4,331	997	2,887

Diluted net earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.09)	$(0.26)	$(0.13)	$(0.50)	$(0.06)	$0.03	$(0.22)	$(0.26)
Non-GAAP - (in dollars)	$0.24	$0.08	$0.02	$0.23	$0.10	$0.11	$0.03	$(0.02)

Diluted net earnings (loss) per share
GAAP - (in dollars)	$(0.09)	$(0.26)	$(0.13)	$1.79	$(0.03)	$0.02	$2.00	$(0.20)
Non-GAAP - (in dollars)	$0.24	$0.08	$0.02	$0.37	$0.10	$0.14	$0.03	$0.09

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(in thousands of U.S. dollars, except where otherwise stated)
	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
OEM Solutions
Revenue	$124,329	$95,850	$347,070	$280,158
Cost of goods sold	87,453	66,395	245,997	194,531
Gross margin	$36,876	$29,455	$101,073	$85,627
Gross margin %	29.7%	30.7%	29.1%	30.6%

Enterprise Solutions
Revenue	$18,941	$16,412	$52,375	$43,094
Cost of goods sold	8,762	8,521	24,475	21,523
Gross margin	$10,179	$7,891	$27,900	$21,571
Gross margin %	53.7%	48.1%	53.3%	50.1%